UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71336 / January 17, 2014

Admin. Proc. File No. 3-15576

In the Matter of

NEWTECH RESOURCES LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Newtech Resources Ltd. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Newtech Resources Ltd.[2] The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Newtech Resources Ltd. is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Newtech Resources Ltd.,* Initial Decision Rel. No. 538 (Dec. 3, 2013), 107 SEC Docket 15, 2013 WL 6237448. The stock symbol and Central Index Key number are NTHR and 1080001 for Newtech Resources Ltd.

INITIAL DECISION RELEASE NO. 538
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15576

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of NEWTECH RESOURCES LTD.	INITIAL DECISION OF DEFAULT December 3, 2013

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent Newtech Resources Ltd. (Newtech). The revocation is based on Newtech's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

On October 21, 2013, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleged that Newtech repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

The Office of the Secretary and the Division of Enforcement provided evidence that an officer of Newtech was served with the OIP by U.S. Postal Service Express Mail on November 2, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Newtech's Answer was due ten days after service of the OIP, or by November 15, 2013. OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). Newtech did not file a timely Answer.

On November 18, 2013, Newtech was ordered to show cause, by December 2, 2013, why the registration of its securities should not be revoked by default. To date, Newtech has not filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Newtech is in default for failing to file an Answer or otherwise defend the proceeding. See OIP at 2-3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true:

Newtech, Central Index Key No. 1080001, is a revoked Nevada corporation located in Zollikon, Switzerland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Newtech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2009, which reported a net loss of $67,409 for the prior nine months. As of October 16, 2013, the common stock of Newtech was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998). There is no genuine issue of material fact that Newtech failed to timely file required periodic reports. As a result of the foregoing, Newtech has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Newtech's violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Newtech's violations are also recurrent in that it repeatedly failed to file periodic reports for over four years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Newtech is culpable because it knew, or should have known, of its obligation to file periodic reports. Newtech has made no efforts to remedy its past violations, and it has offered no assurances against further violations. Considering its delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Newtech's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Newtech Resources Ltd. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. Id.

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Cameron Elliot
Administrative Law Judge